Exhibit 3.2

STATE OF DELAWARE

CERTIFICATE OF CORRECTION

OF

JONES ENERGY, INC.

Jones Energy, Inc. is a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

FIRST:  The name of the corporation is Jones Energy, Inc. (the “Corporation”).

SECOND:  That a Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation was filed by the Secretary of State of Delaware on September 6, 2018, to be effective on September 7, 2018 (the “Certificate”) and that the Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

THIRD:  The inaccuracy or defect of the Certificate is:

The description of the calculation of payment for fractional shares resulting from the Corporation’s Reverse Stock Split (as defined below) found in paragraph “THIRD” of the Certificate needs to be corrected to include reference to the calculation of fractional shares based on the high and low trading prices of the shares on the New York Stock Exchange for the five trading days immediately preceding the effective time of the Reverse Stock Split.

FOURTH: Paragraph “THIRD” of the Certificate is amended and replaced in its entirety to read as follows:

At the Effective Time of this certificate of amendment to the amended and restated certificate of incorporation of the Corporation, (i) each 20 shares of the Corporation’s Class A common stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time shall be combined into one validly issued, fully paid and non-assessable share of Class A common stock, par value $0.001 per share (the “Class A Shares”), and (ii) each 20 shares of the Corporation’s Class B common stock, par value $0.001 per share (the “Class B Shares” and, together with the Class A Shares, the “Common Stock”), issued and outstanding immediately prior to the Effective Time shall be combined into one validly issued, fully paid and non-assessable share of Class B common stock, par value $0.001 per share, in each case, without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation’s transfer agent in an amount equal to the fractional share such stockholder would have otherwise received multiplied by the average of the high and low trading prices of the Corporation’s Class

A Shares on the New York Stock Exchange during regular trading hours for the five trading days immediately preceding the Effective Time. Each certificate that immediately prior to the Effective Time represented shares of common stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

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IN WITNESS WHEREOF, the undersigned has executed this Certificate of Correction this 10th day of September, 2018.

/s/ Carl F. Giesler, Jr.
Carl F. Giesler, Jr.
Chief Executive Officer